Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

March […], 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Dearborn Partners Rising Dividend Fund (S000040371)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of March 7, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 357 to its registration statement, filed on behalf of its series, Dearborn Partners Rising Dividend Fund (the “Fund”).  PEA No. 357 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 25, 2013 for the purpose of adding the Fund as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.
Staff Comment:  Please consider combining the two separate line items for Maximum Deferred Sales Charge (Load) in the “Fees and Expenses of the Fund” table into a single line item, and using a footnote to state that the deferred sales charge for Class A shares is only applied to purchases of $1,000,000 or more.

Response:  The Trust responds by making the requested revision.

2.	Staff Comment: Please include information in the Example for Class A and Class I shares that are not redeemed.

Response:  The Trust responds by making the requested revision.

3.
Staff Comment:  Please move the following statement in the “Summary Section” under the “Principal Investment Strategies” subsection to the disclosure in the “Investment Strategies, Risks and Disclosure of Portfolio Holdings” section in the Prospectus provided pursuant to Item 9 of Form N-1A: “The Fund may, from time to time, take temporary defensive positions in high-quality, short-term debt securities and money market instruments that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political or other conditions.  Taking a temporary defensive position may result in the Fund not achieving its investment objective.”

Response:  The Trust responds by making the requested revision.

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers